

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES RECORD
2003 FINANCIAL AND OPERATING RESULTS

Houston, Texas – February 19, 2004...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the fourth quarter and the full-year 2003. Highlights include:

- Record earnings of $48.9 million for 2003
- Reserve replacement rate of over 350%
- Reserve growth of 21%

For the fourth quarter of 2003, Southwestern reported net income of $14.9 million, or $0.41 per diluted share, up from $4.6 million, or $0.17 per diluted share, for the same period in 2002. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $37.4 million in the fourth quarter of 2003, up from $20.8 million in 2002. Strong commodity prices and an 18% increase in production from the company's exploration and production (E&P) segment lead to the improved financial results.

Southwestern reported record net income for 2003 of $48.9 million, or $1.43 per diluted share, up 242% from $14.3 million, or $0.55 per diluted share in 2002. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), also set a new record at $132.3 million, up 66% from $79.8 million in 2002. Higher realized natural gas and oil prices and increased production drove the improved financial results.

 "It was an exceptional year for Southwestern Energy and our shareholders," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "Our continued focus on organic growth and adding value for each dollar that we invest yielded excellent results in 2003 as our E&P segment posted new records for annual production volumes, reserve replacement and year-end reserve levels. Our financial results were equally impressive, as we reported record earnings and cash flow before changes in operating assets and liabilities, and our financial position and leverage were substantially improved."

Fourth Quarter 2003 Financial Results

E&P Segment - Operating income from the company's E&P segment was $22.0 million for the three months ended December 31, 2003, up from $9.0 million for the same period in 2002. The increase in 2003 was primarily due to a 25% increase in the company's average realized gas price combined with an 18% increase in production volumes.

Gas and oil production totaled 11.2 Bcfe for the three months ended December 31, 2003, compared to 9.5 Bcfe in the fourth quarter of 2002. The increase in 2003 production resulted from an increase in production from the company's Overton Field in East Texas due to the accelerated development of the field, partially offset by declines experienced in our South Louisiana properties that began in the last half of 2002.

Southwestern's average realized gas price was $4.15 per Mcf in the fourth quarter of 2003 compared to $3.33 per Mcf in the fourth quarter of 2002. The company's commodity hedging activities lowered its average gas price $0.33 per Mcf during the fourth quarter of 2003 and $0.52 per Mcf during the same period in 2002. Southwestern's average realized oil price was $25.32 per barrel during the fourth quarter of 2003, compared to $21.61 per barrel in the fourth quarter of 2002. The company's hedging activities lowered its average oil price $3.87 per barrel during the fourth quarter of 2003 and $4.82 per barrel during the same period in 2002.

Lease operating expenses per Mcfe for the company's E&P segment were $0.37 per Mcfe in the fourth quarter of 2003, compared to $0.50 per Mcfe in the fourth quarter of 2002. Lease operating expenses per unit decreased in 2003 as a larger portion of the company's production was provided from its Overton Field in East Texas which has lower operating costs and due to higher workover expenses in 2002. Taxes other than income taxes per Mcfe were $0.17 in 2003, compared to $0.25 per Mcfe in 2002. The decrease in 2003 was due primarily to decreased severance and franchise taxes that resulted from the effect of certain tax exemptions in 2003, and certain one-time adjustments to expense in 2002. General and administrative expenses per Mcfe were $0.43 in 2003, compared to $0.49 per Mcfe in 2002. The decrease was primarily due to a change in the timing of the accrual of certain incentive compensation costs.

Utility and Marketing Segments - Operating income for the company's utility segment was $4.3 million for the three months ended December 31, 2003, up from $2.9 million for the same period in 2002. In October 2003, the utility implemented a $4.1 million annual rate increase, and was also allowed to recover certain additional costs totaling $2.3 million over a two-year period. Operating income in the fourth quarter of 2003 included the effects of the rate increase along with a gain of $1.0 million related to the recovery of the additional costs. The positive impact of the rate increase more than offset the effects of warmer weather in the utility's service territory during the fourth quarter, which was 9% warmer than normal and 17% warmer than the prior year.

Operating income from our natural gas marketing activities was $0.6 million for the three months ended December 31, 2003, compared to $0.9 million in 2002.

Full-Year 2003 Financial Results

E&P Segment - Operating income from the company's E&P segment was $84.7 million in 2003, up from $36.0 million in 2002. The increase in 2003 was due to a 40% increase in the average price received for the company's natural gas production and a 3% increase in its equivalent production volumes, partially offset by increased operating costs and expenditures.

Gas and oil production totaled 41.2 Bcfe in 2003, up from 40.1 Bcfe in 2002. The increase in 2003 production resulted from an increase in production from the company's Overton Field in East Texas due to the accelerated development of the field, partially offset by declines experienced in our South Louisiana properties that began in the last half of 2002, combined with the loss of production resulting from the November 2002 sale of non-strategic Mid-Continent properties. Production from the Mid-Continent properties historically provided approximately 2.5 Bcfe annually. Production growth in 2003, without consideration of the sale of Mid-Continent properties, would have been approximately 8%. Southwestern expects its capital program in 2004 to contribute to a targeted production and reserve growth of 15 – 20%. The company's targeted gas and oil production for 2004 is 47.5 Bcfe to 50.0 Bcfe, compared to 41.2 Bcfe in 2003.

Southwestern's average realized gas price was $4.20 per Mcf in 2003 compared to $3.00 per Mcf in 2002. The company's commodity hedging activities lowered its average gas price $0.95 per Mcf in 2003 and $0.11 per Mcf in 2002. Southwestern's average oil price was $26.72 per barrel in 2003, compared to $21.02 per barrel in 2002, including the effects of hedges. The company's hedging activities lowered its average oil price $2.94 per barrel in 2003 and $2.92 per barrel in 2002. Southwestern's current hedge position is more fully described in its 2004 guidance press release also issued today.

Lease operating expenses per Mcfe for the company's E&P segment were $0.39 per Mcfe in 2003, compared to $0.45 per Mcfe in 2002. Lease operating expenses per unit decreased in 2003 due to changes in the geographic mix of production and higher workover expenses in 2002. Taxes other than income taxes per Mcfe were $0.22 in 2003, compared to $0.19 per Mcfe in 2002. The increase in 2003 was due primarily to increased severance taxes that resulted from generally higher commodity prices and from the changing mix of production among taxing jurisdictions. General and administrative expenses per Mcfe were $0.41 in 2003, compared to $0.32 per Mcfe in 2002. The increase was due primarily to increased pension, insurance and incentive compensation costs. The company's full cost pool amortization rate averaged $1.17 per Mcfe in 2003, compared to $1.16 per Mcfe in 2002. The increase in depreciation, depletion and amortization expense during 2003 was primarily the result of the company's increased production levels.

Utility and Marketing Segments - Operating income for the utility segment was $6.8 million for the year ended December 31, 2003, compared to $7.6 million in 2002. The decrease in operating income from 2002 primarily resulted from increased operating costs and expenses and reduced usage per customer due to customer conservation brought about by high gas prices. Weather during 2003 in the utility's service territory was 1% warmer than normal and slightly above the prior year.

Operating income from our natural gas marketing activities was $2.6 million in 2003, down slightly from $2.7 million in 2002. Southwestern marketed 42.7 Bcf of gas in 2003, compared to 45.5 Bcf in 2002. The decline in total volumes marketed in 2003 resulted primarily from lower volumes marketed from third parties. Gas purchases from the company's E&P segment accounted for 75% of the total volumes marketed in 2003.

Southwestern's other revenues and operating income in 2003 also include a gain of $3.0 million recognized from the sale of real estate and certain property and equipment.

- MORE -

Oil and Gas Reserves

Southwestern added 144.5 billion cubic feet equivalent (Bcfe) of proved oil and gas reserves in 2003, replacing 351% of its production during the year at a finding and development cost of $1.18 per Mcfe, excluding reserve revisions. The Company's finding cost including the effect of net downward reserve revisions was $1.33 per Mcfe in 2003. For the period ending December 31, 2003, Southwestern's three-year average reserve replacement ratio was 262% and its three-year average finding and development cost was $1.12 per Mcfe, excluding reserve revisions. Including reserve revisions, these three-year averages were 229% and $1.28 per Mcfe, respectively.

Southwestern's oil and gas reserves totaled 503.1 Bcfe at December 31, 2003, up 21% from 415.3 Bcfe at the end of 2002, reflecting the company's reserve additions during 2003 of 144.5 Bcfe, production of 41.2 Bcfe, reserve dispositions of 0.1 Bcfe and net downward revisions of 15.5 Bcfe. The downward revisions are primarily due to poorer-than-expected well performance related to the company's South Louisiana properties. Natural gas comprised 91% of the company's proved equivalent reserves at the end of 2003, and 82% of the company's reserves were classified as proved, developed (compared to 77% proved, developed at the end of 2002). The company's reserve life index at December 31, 2003 was 12.2 years.

Using commodity prices in effect at year-end 2003 of $5.97 per Mcf and $32.52 per barrel of oil, the company's standardized measure of discounted future cash flows relating to proved oil and gas reserves was $716.4 million at December 31, 2003. The pre-tax discounted value of the company's oil and gas reserves was $994.3 million at year-end 2003. Southwestern's reserves were audited by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm in Houston.

	Natural Gas (Bcf)	Crude Oil (MMBbls)	Total (Bcfe)
Proved Reserves, Beginning of Year	374.6	6.8	**415.3**
Revisions of Previous Estimates	(16.7)	0.2	**(15.5)**
Extensions, Discoveries, & Other Additions	136.3	1.2	**143.4**
Production	(38.0)	(0.5)	**(41.2)**
Acquisition of Reserves in Place	0.8	--	**1.1**
Disposition of Reserves in Place	--	--	**(0.1)**
Proved Reserves, End of Year	457.0	7.7	**503.1**
Proved, Developed Reserves:			
Beginning of Year	286.3	5.6	**320.1**
End of Year	369.9	6.7	**410.2**

Note: Numbers may not add due to rounding.

The following table outlines additional information by operating area as of and for the year ended December 31, 2003:

	Arkoma	East Texas	Permian	Gulf Coast	New Ventures	Total
Proved Reserves:						
Gas (Bcf)	211.7	188.6	23.3	33.4	-	**457.0**
Oil (MMBbls)	-	1.3	5.4	1.0	-	**7.7**
Total Reserves (Bcfe)	211.7	196.3	55.6	39.5	-	**503.1**
Production (Bcfe)	18.9	13.6	4.2	4.5	-	**41.2**

Reserve Revisions (Bcfe)	13.1	(3.7)	(7.1)	(17.7)	-	**(15.5)**
Reserve Additions (Bcfe)	28.8	102.6	9.8	3.4	-	**144.5**
Capital Expenditures ($MM)	$32.9	$97.3	$9.3	$20.4	$11.0	**$170.9**
Total Net Acreage	256,362	25,456	41,564	33,349	345,310	**702,041**
Net Undeveloped Acreage	91,683	11,050	16,182	21,540	345,310	**485,765**

Note: Numbers may not add due to rounding.

Operations Update

Southwestern participated in drilling 139 wells during 2003. Of these wells, 110 were successful, 16 were dry and 13 were still in progress at year-end. In the Arkoma Basin, the company participated in 60 wells and 63 workovers which added 28.8 Bcf of gas reserves at a finding and development cost of $1.14 per Mcf (excluding revisions). Southwestern's three-year average finding and development cost in the basin is $1.14 per Mcf (excluding revisions). During 2003, Southwestern significantly increased its drilling activity at its Ranger Anticline area located at the southern edge of the basin, and successfully drilled 10 out of 12 wells that added 13.1 Bcf of reserves at a finding cost of $0.85 per Mcf. From the first well the company drilled at Ranger in 1997 through the end of 2003, Southwestern has drilled a total of 23 successful wells out of 28 attempts, adding 30.2 net Bcf of reserves at a finding cost of $0.70 per Mcf. Southwestern's average working interest in the 23 successful wells drilled through December 31, 2003 is 78% and its average net revenue interest is 62%.

At the company's Overton Field in Smith County, Texas, Southwestern drilled and completed a total of 57 wells in 2003, compared to 18 wells drilled in 2002. At December 31, 2003, six wells were in various stages of drilling. The company has experienced a 100% success rate at Overton since it began its development drilling program in 2001. Daily gross production at the Overton Field has increased from approximately 2.0 MMcfe in March 2001 to approximately 60.1 MMcfe at year-end 2003 resulting in net production of 13.6 Bcfe during 2003. Southwestern's net proved reserves at the Overton Field increased to 196.3 Bcfe at year-end 2003, or 39% of its total reserves. The company invested approximately $97.3 million at the Overton Field during 2003 which resulted in proved reserve additions of 102.6 Bcfe at a finding and development cost of $0.95 per Mcfe (excluding revisions). Southwestern's three-year average finding cost at Overton is $0.82 per Mcfe (excluding revisions).

In the Permian Basin, the company was successful on 8 of 9 wells drilled during 2003 with continued primary emphasis in southeast New Mexico. During 2003, the company invested a total of $9.3 million, resulting in reserve additions of 9.8 Bcfe. Excluding reserve revisions, Southwestern's three-year average finding and development cost in the basin was $1.16 per Mcfe for the period ended December 31, 2003.

In the onshore Gulf Coast area, the company invested $20.4 million in 2003 and added 3.4 Bcfe of proved reserves. Excluding reserve revisions, Southwestern's three-year average finding and development cost in the Gulf Coast region was $2.90 per Mcfe for the period ending December 31, 2003. The company has not had a significant discovery in South Louisiana in 2002 or 2003, and as a result plans to reduce its investments in this area during 2004.

- MORE -

Also in 2003, Southwestern acquired 345,310 net undeveloped leasehold acres for approximately $11.0 million. Southwestern is evaluating potential projects on this "New Venture" acreage, which more than doubled the company's total undeveloped acreage position at December 31, 2002. In addition, in early 2004, Southwestern acquired 95,000 net acres in a coal bed methane play located in the Crazy Mountain Basin in Montana. The company plans to spud an initial test well on this acreage in the first quarter of 2004. If successful, the company will follow its initial test well with a 4 to 8 well pilot program to further determine the economic viability of this project. In 2004, Southwestern plans to invest approximately $18.2 million in its "New Ventures" projects.

Of the $170.9 million invested in E&P during 2003, approximately $17.8 million was invested in exploratory drilling, $121.4 million in development drilling and workovers, $16.0 million for land and leasehold acquisition and seismic expenditures, $3.0 million for producing property acquisitions, and $12.7 million in capitalized interest and expenses and technology-related expenditures.

Recent Drilling Activities

In late-2003, Southwestern commenced drilling its first well in its 135-square mile Duck Lake 3-D seismic project in St. Martin and St. Mary Parishes. In January 2004, the SL 17836 #1 well on the company's Canvasback prospect, targeting the Liebusella sands, reached a total depth of 17,821 feet. The well came in structurally high with the objective sands present, but the sands were not productive. Southwestern plans to test additional prospects in its Duck Lake 3-D project area as land and partners are put together.

In the Arkoma Basin, Southwestern recently production tested a key well in its Ranger Anticline area located in the southern edge of the basin in Arkansas. The Smith #1-10 well, tested at 2.7 MMcf per day. Southwestern holds a 100% working interest in the Smith well and is the operator. The company also recently logged over 350 feet of pay in the Doggle #2-15 well, located one mile south of the Smith well in Logan County, Arkansas. Southwestern holds a 100% working interest in this well and is the operator. These exploratory test wells are located six miles west of the company's existing Ranger production and may indicate that the gas-filled Borum sands could stretch over a significantly larger area.

Southwestern recently completed drilling operations on a development well at its River Ridge prospect located in Lea County, New Mexico. The Rio Blanco "33" #1 well was drilled to a total depth of 15,000 feet and encountered gas-bearing intervals, as measured by drill-stem testing, in the Devonian formation. The company is preparing to production test the development well and expects it to be on production in March. The development well offsets the Rio Blanco "4" Fed Com #1, the discovery well for the prospect, completed in the third quarter of 2003. Southwestern holds a 12.5% working interest in the discovery well, which is currently producing approximately 7.0 MMcf of gas per day, and holds a 50% working interest in the development well.

Capital Structure and Liquidity

Southwestern's equity offering in the first quarter of 2003, combined with strong 2003 earnings, improved the company's financial position and reduced its total debt-to-capitalization ratio to 45% at December 31, 2003 from 66% at December 31, 2002.

In January 2004, Southwestern entered into a new $300 million three-year unsecured revolving credit facility with a group of banks which replaced its previous $125 million credit facility that was due to expire in July 2004. The company also has access to an additional $15 million of borrowing capacity under a separate unsecured credit facility entered into at the same time. As of February 18, 2004, Southwestern had $270.5 million of available capacity under its revolving credit facilities.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended Dec. 31,		12 Months Ended Dec. 31,	
	2003	**2002**	**2003**	**2002**
Net cash provided by operating activities	$ 14,248	$ 9,169	$ 109,099	$ 77,574
Add back:				
Change in operating assets and liabilities	23,111	11,657	23,228	2,201
Net cash provided by operating activities before changes in operating assets and liabilities	$ 37,359	$ 20,826	$ 132,327	$ 79,775

Southwestern will host a teleconference call on Friday, February 20, 2004, at 10:30 a.m. Eastern to discuss the company's 2003 financial and operating results and 2004 guidance. The toll-free number to call is 800-475-3716 and the reservation number is 357778. The teleconference can also be heard "live" over the Internet at the company's website: http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                         Executive Vice President   **Manager, Investor Relations**
                         and Chief Financial Officer   **(281) 618-4897**
                         (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as various other factors beyond the company's control, and any other factors listed in the reports the company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the company's performance is included in the company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2002.

<center>Financial Summary Follows

#</center>

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months		Twelve Months	
Periods Ended December 31	**2003**	2002	**2003**	2002
Exploration & Production				
Production				
Affiliated gas sales (MMcf)	**1,458**	1,515	**5,886**	5,390
Unaffiliated gas sales (MMcf)	**8,908**	7,127	**32,081**	30,582
Total gas production (MMcf)	**10,366**	8,642	**37,967**	35,972
Oil production (MBbls)	**131**	139	**531**	682
Total equivalent production (MMcfe)	**11,152**	9,476	**41,153**	40,064
Commodity Prices				
Average realized gas price per Mcf	**$4.15**	$3.33	**$4.20**	$3.00
Average realized oil price per Bbl	**$25.32**	$21.61	**$26.72**	$21.02
Operating Expenses per Mcfe				
Lease operating expenses	**$0.37**	$0.50	**$0.39**	$0.45
Taxes, other than income taxes	**$0.17**	$0.25	**$0.22**	$0.19
General & administrative expenses	**$0.43**	$0.49	**$0.41**	$0.32
Full cost pool amortization	**$1.17**	$1.17	**$1.17**	$1.16
Marketing				
Gas volumes marketed (MMcf)	**11,733**	9,329	**42,676**	45,550
Gas Distribution				
Deliveries (Bcf)				
Sales and end-use transportation	**7.1**	7.9	**24.7**	25.1
Off-system transportation	**0.2**	0.2	**0.3**	2.2
Average number of customers	**139,690**	137,618	**139,010**	136,747
Average sales rate per Mcf	**$8.30**	$6.33	**$7.93**	$6.49
Heating weather - degree days	**1,372**	1,659	**3,969**	3,950
- percent of normal	**91%**	110%	**99%**	98%

STATEMENTS OF OPERATIONS (Unaudited)
Southwestern Energy Company and Subsidiaries

	Three Months		Twelve Months	
Periods Ended December 31	**2003**	2002	**2003**	2002
	(in thousands, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **76,480**	$ 57,860	$ **256,467**	$ 198,108
Gas marketing	**8,927**	9,761	**43,313**	41,709
Oil sales	**3,318**	3,013	**14,180**	14,340
Gas transportation and other	**2,466**	2,115	**13,441**	7,345
	91,191	72,749	**327,401**	261,502
Operating Costs and Expenses				
Gas purchases - utility	**19,842**	16,618	**52,585**	48,388
Gas purchases - marketing	**7,995**	8,513	**39,428**	37,927
Operating expenses	**9,134**	9,862	**37,377**	38,154
General and administrative expenses	**9,619**	9,095	**33,102**	26,446
Depreciation, depletion and amortization	**14,983**	12,931	**55,948**	53,992
Taxes, other than income taxes	**2,603**	2,958	**11,619**	10,090
	64,176	59,977	**230,059**	214,997
Operating Income	**27,015**	12,772	**97,342**	46,505
Interest Expense				
Interest on long-term debt	**4,396**	5,455	**17,722**	21,664
Other interest charges	**309**	340	**1,381**	1,285
Interest capitalized	**(469)**	(468)	**(1,792)**	(1,483)
	4,236	5,327	**17,311**	21,466
Other Income (Expense)	**(86)**	32	**797**	(566)
Income Before Income Taxes, Minority Interest & Accounting Change	**22,693**	7,477	**80,828**	24,473
Minority Interest in Partnership	**(337)**	(326)	**(2,180)**	(1,454)
Income Before Income Taxes & Accounting Change	**22,356**	7,151	**78,648**	23,019
Provision for Income Taxes - Deferred	**7,505**	2,599	**28,896**	8,708
Income Before Accounting Change	**14,851**	4,552	**49,752**	14,311
Cumulative Effect of Adoption of Accounting Principle	**-**	-	**(855)**	-
Net Income	$ **14,851**	$ 4,552	$ **48,897**	$ 14,311
Basic Earnings Per Share:				
Income Before Accounting Change	**$0.42**	$0.18	**$1.49**	$0.57
Cumulative Effect of Adoption of Accounting Principle	**-**	-	**(0.03)**	-
Net Income	**$0.42**	$0.18	**$1.46**	$0.57
Diluted Earnings Per Share:				
Income Before Accounting Change	**$0.41**	$0.17	**$1.45**	$0.55
Cumulative Effect of Adoption of Accounting Principle	**-**	-	**(0.02)**	-
Net Income	**$0.41**	$0.17	**$1.43**	$0.55
Weighted Average Common Shares Outstanding:				
Basic	**35,204,975**	25,326,358	**33,396,052**	25,226,580
Diluted	**36,269,383**	26,117,878	**34,237,934**	26,052,238

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

December 31		**2003**		2002
			(in thousands)	
ASSETS				
Current Assets	$	**100,310**	$	76,138
Investments		**13,840**		15,287
Property, Plant and Equipment, at cost		**1,469,004**		1,291,559
Less: Accumulated depreciation, depletion and amortization		**706,720**		659,398
		762,284		632,161
Other Assets		**14,276**		16,576
	$	**890,710**	$	740,162

LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$	**95,068**	$	74,557
Long-Term Debt		**278,800**		342,400
Deferred Income Taxes		**147,295**		116,591
Other Liabilities		**15,859**		16,671
Commitments and Contingencies				
Minority Interest in Partnership		**12,127**		12,455
Shareholders' Equity				
Common stock, $.10 par value; authorized 75,000,000 shares,				
issued 37,225,584 shares in 2003 and 27,738,084 shares in 2002		**3,723**		2,774
Additional paid-in capital		**123,519**		19,130
Retained earnings		**246,885**		197,988
Accumulated other comprehensive income (loss)		**(12,520)**		(17,358)
		361,607		202,534
Less: Common stock in treasury, at cost, 1,307,995 shares in 2003				
and 1,793,456 shares in 2002		**14,571**		19,981
Unamortized cost of restricted shares issued under stock incentive				
plans, 421,617 shares in 2003 and 498,123 shares in 2002		**5,475**		5,065
		341,561		177,488
	$	**890,710**	$	740,162

STATEMENTS of CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

		Twelve Months		
Periods Ended December 31		**2003**		2002
		(in thousands)		
Cash Flows From Operating Activities				
Net income	$	**48,897**	$	14,311
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Depreciation, depletion and amortization		**58,788**		56,399
Deferred income taxes		**28,896**		8,708
Ineffectiveness of cash flow hedges		**(636)**		1,121
Gain on sale of property and equipment		**(2,991)**		-
Equity in (income) loss of NOARK partnership		**(1,053)**		251
Minority interest in partnership		**(429)**		(1,015)
Cumulative effect of adoption of accounting principle		**855**		-
Change in operating assets and liabilities		**(23,228)**		(2,201)
Net cash provided by operating activities		**109,099**		77,574
Cash Flows From Investing Activities				
Capital expenditures		**(168,172)**		(92,062)
Distribution from NOARK partnership		**2,500**		-
Sale of natural gas and oil properties		**-**		26,415
Proceeds from sale of property and equipment		**3,649**		-
Increase in gas stored underground		**(860)**		(349)
Other items		**1,227**		1,527
Net cash used in investing activities		**(161,656)**		(64,469)
Cash Flows From Financing Activities				
Issuance of common stock		**103,085**		-
Payments on revolving long-term debt		**(273,000)**		(204,100)
Borrowings under revolving long-term debt		**209,400**		196,500
Change in bank drafts outstanding		**7,988**		(9,880)
Proceeds from exercise of common stock options		**4,671**		1,955
Contributions from minority interest owner in partnership		**-**		469
Net cash provided by (used in) financing activities		**52,144**		(15,056)
Decrease in cash		**(413)**		(1,951)
Cash at beginning of year		**1,690**		3,641
Cash at end of period	$	**1,277**	$	1,690

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Gas Distribution	Marketing & Other	Eliminations	Total
			(in thousands)		
Quarter Ending December 31, 2003					
Revenues	$ 46,143	$ 43,143	$ 48,766	$ (46,861)	$ 91,191
Gas purchases	-	26,844	47,689	(46,696)	27,837
Operating expenses	4,105	5,071	-	(42)	9,134
General & administrative expenses	4,746	4,687	373	(187)	9,619
Depreciation, depletion & amortization	13,315	1,630	38	-	14,983
Taxes, other than income taxes	1,948	622	33	-	2,603
Operating Income	$ 22,029	$ 4,289	$ 633	$ 64	$ 27,015
Capital Investments	$ 49,756 [(1)]	$ 1,507	$ 662	$ -	$ 51,925 [(1)]
Quarter Ending December 31, 2002					
Revenues	$ 32,046	$ 37,447	$ 32,906	$ (29,650)	$ 72,749
Gas purchases	-	23,078	31,547	(29,494)	25,131
Operating expenses	4,757	5,142	-	(37)	9,862
General & administrative expenses	4,644	4,269	358	(176)	9,095
Depreciation, depletion & amortization	11,301	1,555	75	-	12,931
Taxes, other than income taxes	2,394	542	22	-	2,958
Operating Income	$ 8,950	$ 2,861	$ 904	$ 57	$ 12,772
Capital Investments	$ 21,807	$ 1,906	$ 520	$ -	$ 24,233
Twelve Months Ending December 31, 2003					
Revenues	$ 176,245	$ 137,356	$ 205,449	$ (191,649)	$ 327,401
Gas purchases	-	84,926	198,092	(191,005)	92,013
Operating expenses	16,167	21,366	-	(156)	37,377
General & administrative expenses	16,705	15,611	1,338	(552)	33,102
Depreciation, depletion & amortization	49,553	6,252	143	-	55,948
Taxes, other than income taxes	9,083	2,435	101	-	11,619
Operating Income	$ 84,737	$ 6,766	$ 5,775	$ 64	$ 97,342
Capital Investments	$ 170,886 [(1)]	$ 8,178	$ 1,139	$ -	$ 180,203 [(1)]
Twelve Months Ending December 31, 2002					
Revenues	$ 122,207	$ 115,850	$ 131,514	$ (108,069)	$ 261,502
Gas purchases	-	66,486	127,285	(107,456)	86,315
Operating expenses	17,944	20,349	-	(139)	38,154
General & administrative expenses	12,806	13,008	1,163	(531)	26,446
Depreciation, depletion & amortization	47,680	6,115	197	-	53,992
Taxes, other than income taxes	7,729	2,329	32	-	10,090
Operating Income	$ 36,048	$ 7,563	$ 2,837	$ 57	$ 46,505
Capital Investments	$ 85,201	$ 6,115	$ 746	$ -	$ 92,062

[(1)]Exploration and Production capital expenditures for 2003 include $12.0 million of accrued expenditures.